Exhibit 3.2

AMENDED AND RESTATED

SECTION 2.6 OF THE BYLAWS

OF

THUNDER MOUNTAIN GOLD, INC.

2.6 Quorum and Adjourned Meetings. One-third (1/3) of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. If less than one-third (1/3) of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. If a quorum is present or represented at a reconvened meeting following such an adjournment, any business may be transacted that might have been transacted at the meeting as originally called. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.